

Mail Stop 3030

June 17, 2016

Via E-mail
Yunfei Li
Chief Executive Officer
China Bak Battery, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province
China, 116422 People's Republic of China

> **Re:** **China Bak Battery, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 13, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 16, 2016**
> **File No. 001-32898**

Dear Mr. Li:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Government Grant Income, page 30

1.   Please explain to us your accounting treatment for the $23.1 million government grant income recognized in fiscal 2015 and whether you have any continuing obligations related to this grant.

Financial Statements

<u>Note 1. Principal Activities, page F-7</u>

2.   We see your disclosure on page 2 that you received most of the operating assets, customers, employees, patents and technologies of your former subsidiary BAK Tianjin. Please address the following:

- Tell us the reasons that you reacquired these assets and operations and describe how you accounted for the transaction.
- Tell us where you have provided the disclosures required by ASC 805-10-50.
- Explain to us why it was appropriate to record a gain related to the disposition of these assets in fiscal 2014 when you reacquired them soon thereafter.

<u>Note 1. Discontinued Operations, page F-11</u>

3.   We see that you have reflected your property leasing and management business as discontinued operations. We also see that discontinued operations include the net assets of the "Disposal Group." Please address the following:

- Describe to us the specific operations or activities that are presented as discontinued operations in your financial statements and explain in detail your reasons for concluding that they should be classified as discontinued operations.
- Tell us where you have reported revenues and expenses from operations of the Disposal Group each fiscal period in your statements of operations.
- Further, if you have included the Disposal Group in your discontinued operations, explain to us how the repurchase of the assets of Bak Tianjin, discussed on page 2, impacted this classification. Please refer to the requirements of ASC 205-20-45.

<u>Note 8. Property, Plant and Equipment, net, page F-19</u>

4.   We note the disclosure on page 11 of your prior year Form 10-K that construction of the Dalian facilities was expected to be completed by the end of January 2015 and commercial operations were expected to begin by the end of March 2015. However, we see the disclosure on page 8 that construction is now expected to be completed in June 2016. Please tell us the reasons for the delay and provide us an update on your progress towards completion, including whether your facility will be completed in June 2016.

5.   We note the discussion on page F-19 that you have not yet obtained property ownership of the buildings in the Dalian manufacturing facilities. Please explain to us your basis for recording these assets in your financial statements in view of the fact that you do not have legal ownership.

<u>Note 20. Concentrations of Credit Risk, page F-29</u>

6.	On page F-9 you disclose that you disposed of your equity interest in BAK Tianjin effective June 30, 2014. On page 2 you indicate that you later reacquired most of the operating assets of BAK Tianjin. Please describe to us the type of transactions you undertook with BAK Tianjin during the reported periods and explain how you recorded related costs and revenues from these transactions. Tell us your consideration of the guidance in ASC 605 in accounting for these transactions.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Capital Expenditures, page 10</u>

7.	We note total capital expenditures for the remainder of the year will reach approximately $29.3 million. We also see on page 8 that at March 31, 2016 unutilized committed banking facilities were $0.8 million and cash and cash equivalents were $1.6 million. Please explain to us your plans to fund these capital expenditures.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery